EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three months ended April 1, 2012	Fiscal years ended
		January 1, 2012	January 2, 2011	January 3, 2010	December 28, 2008	December 30, 2007
		(In thousands, except ratios)
Computation of earnings:
Income (loss) before provision for income taxes	$166,548	$1,476,754	$1,457,433	$503,801	$(1,952,374)	$352,658
Fixed charges excluding capitalized interest	31,440	125,057	101,434	81,630	67,821	65,081
Distributed earnings from 50%-or-less-owned affiliates	(44)	(2,729)	(147)	(392)	(3,604)	(5,840)
Adjusted earnings	197,944	1,599,082	1,558,720	585,039	(1,888,157)	411,899
Computation of fixed charges:
Interest expense	29,324	122,512	90,377	70,205	65,207	62,097
Interest relating to lease guarantee of 50%-or-less-owned affiliates	1,746	—	8,746	8,898	—	615
Interest portion of operating lease expense	370	2,545	2,311	2,527	2,614	2,369
Fixed charges	$31,440	$125,057	$101,434	$81,630	$67,821	$65,081
Ratio of earnings to fixed charges (1)	6.3x	12.8x	15.4x	7.2x	—	6.3x

(1)
Computed by dividing (i) income (loss) before provision for income taxes adjusted for fixed charges by (ii) fixed charges which include interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliates.  In fiscal year 2008, earnings were insufficient to cover fixed charges by $1.96 billion.